ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

[redacted] Western Australia

June 21, 2007

07024726

RECEIVED 2007 JUN 26 A 5:-6

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
JUN 29 2007
THOMSON
FINANCIAL

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
June 21, 2007 (ASX – Announcement & Media Release: Notice under Section 708A of the Corporations Act; FAR confirms allotment raising $8.68 Million for World Class Exploration)

dw 6/26

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

ABN 41 009 117 293
FIRST AUSTRALIAN RESOURCES LIMITED
Incorporated in Western Australia

ANNOUNCEMENT AND MEDIA RELEASE

NOTICE UNDER SECTION 708A OF THE CORPORATIONS ACT

The Company hereby gives notice to the ASX as follows:

1. On 21 June 2007 the Company has issued the securities described in the Schedule ("the Securities").

2. The Securities were issued by the Company without disclosure being given under Part 6D.2 of the Corporations Act.

3. This notice is given under section 708A(5)(e) of the Corporations Act.

4. As at the date of this notice, the Company has complied with:

   (i) the provisions of Chapter 2M of the Corporations Act as they apply to the Company; and

   (ii) section 674 of the Corporations Act.

5. As at the date of this notice, there is no "excluded information" as defined in section 708A(7) and (8) of the Corporations Act in relation to the Company.

SCHEDULE
Description of the Securities

62 million ordinary fully paid shares in the capital of the Company issued at a price of 14 cents per share.

This Notice is dated the 21st day of June 2007.

Director
First Australian Resources Ltd

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

ABN 41 009 117 293
FIRST AUSTRALIAN RESOURCES LIMITED
Incorporated in Western Australia

21 June 2007

ASX ANNOUNCEMENT AND MEDIA RELEASE

FAR CONFIRMS ALLOTMENT RAISING $8.68 MILLION FOR WORLD CLASS EXPLORATION

First Australian Resources Limited ("FAR" or "the Company") advises that the Company has today allotted 62 million ordinary shares raising $8.68 million (before costs of the issue). The new shares have been issued predominantly to Australian, United Kingdom and North American institutional investors and sophisticated investor clients of Hartleys Limited.

The additional funding will further strengthen the Company and provide for an aggressive exploration program over its world class portfolio the highlights of which include:

- Interpretation of data acquired from a 2,089 sq km 3D seismic survey over Deep Water Offshore Senegal blocks to further refine prospects and leads (including large turbidite fans) identified on earlier 2D seismic by JV partner Senegal Hunt Oil Company, a number of which are capable of hosting several hundreds of millions of barrels of oil;

- Progressing development plans on the Wei 6-12 South Discovery Offshore China (which tested 5,750 barrels of oil per day) and a 4-6 well drilling program of 3D defined targets commencing in November 2007;

- A two well back to back wildcat program in Australia's onshore Canning Basin commencing late July 2007 to be operated by Arc Energy Limited evaluating Stokes Bay (80BCF potential) and Valentine (up to 200 million barrel potential);

- Multiple wells planned in the Gulf of Mexico (including Lake Long Deep now in progress) where FAR is enjoying a 100 percent completion rate in its 2007 program; and

- A planned 50 sq mile (80sq km) 3D seismic acquisition program at NE Waller in the Gulf Coast on depositional strike with several nearby fields which have produced over a quarter trillion cubic feet of gas and over thirty million barrels of liquids.

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

The Directors would like to extend a welcome to new shareholders of the company and thank Hartleys Limited for their continuing support. The company is delighted with the participation in the capital raising of some significant institutional oil and gas investors that will underpin our growth plans.

Updated Top 20 and Shareholder Spread information incorporating the new shares is attached. A Section 708A Notice has been lodged in respect of the issue.

Further information on FAR's drilling program and prospects is available in regular updates provided to ASX and at FAR's website on www.far.com.au

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

TOP SPREAD REPORT

FIRST AUSTRALIAN RESOURCES LIMITED
ABN: 41 009 117 293

OPID: CHESS
CLASS: FAR ORDINARY

DATE: 21/06/2007 2:59:30PM
PAGE: 1

SPREAD OF HOLDINGS			NUMBER OF HOLDERS	NUMBER OF UNITS	% OF TOTAL ISSUE CAPITAL
1	-	1,000	348	253,003	0.052 %
1,001	-	5,000	509	1,520,714	0.314 %
5,001	-	10,000	467	4,015,946	0.831 %
10,001	-	100,000	1,826	81,408,188	16.835 %
100,001	-	999,999,999,999	653	396,355,493	81.967 %
		TOTAL	3,803	483,553,344	100.000 %

LOCALITY ANALYSIS			
OVERSEAS	267	41,491,606	8.581 %
1 - 999	25	1,374,760	0.284 %
1000 - 1999	16	6,312,327	1.305 %
2000 - 2999	1,136	132,510,829	27.404 %
3000 - 3999	596	129,422,658	26.765 %
4000 - 4999	562	71,748,510	14.838 %
5000 - 5999	163	7,672,758	1.587 %
6000 - 6999	972	88,093,945	18.218 %
7000 - 7999	49	3,011,151	0.623 %
8000 - 8999	14	1,719,800	0.356 %
9000 - 9999	3	195,000	0.040 %
TOTAL	3,803	483,553,344	100.000 %

TOP 20 HOLDERS (21 JUNE 2007)
FULLY PAID ORDINARY SHARES
FIRST AUSTRALIAN RESOURCES LIMITED

	HOLDER	NUMBER	PERCENTAGE
1	HSBC CUSTODY NOMINEES	31,894,328	6.596
2	NATIONAL NOMINEES LIMITED	26,928,172	5.569
3	ANZ NOMINEES LIMITED	20,676,856	4.276
4	CITICORP NOMINEES PTY LIMITED	18,246,799	3.773
5	TRICOM NOMINEES PTY LTD	10,682,549	2.209
6	TEVLO PTY LTD <M J EVANS SUPER A/C>	7,625,450	1.577
7	GREGORACH PTY LTD	7,607,428	1.573
8	FORTY TRADERS LIMITED	5,756,092	1.190
9	J P MORGAN NOMINEES	4,549,178	0.941
10	ST MELLIONS INC	4,050,000	0.838
11	MR DOUGLAS MICHAEL GRANT & MRS SHARON LEIGH GRANT	4,015,000	0.830
12	ASHFIELD CAPITAL PTY LTD	3,845,000	0.795
13	SANDRA LAMBETH	3,347,128	0.692
14	MR WILLIAM DOUGLAS GOODFELLOW	3,281,000	0.679
15	HSBC CUSTODY NOMINEES <A/C 2>	3,086,000	0.638
16	DOUGLAS FINANCIAL CONSULTANTS PTY LTD	3,079,103	0.637
17	NEFCO NOMINEES PTY LTD	3,000,000	0.620
18	CITIGROUP NOMINEES PTY LTD	3,000,000	0.620
19	BRUCE BIRNIE PTY LTD	2,722,250	0.563
20	UBS NOMINEES PTY LTD	2,542,500	0.526
	TOTAL TOP 20 HOLDERS	169,934,833	35.142

END